UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nanophase Technologies Corporation

File No. 000-22333 - CF# 22373
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Nanophase Technologies Corporation submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibits to a Form 8-K filed on July 18, 2008.

Based on representations by Nanophase Technologies Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1   through March 22, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support